March 22, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporate Finance
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: PowerCold Corporation
Registration Statement on Form S-1, as amended
File No. 333-115094

Dear Mr. Reynolds:

Pursuant to Rule 477 the Registrant hereby requests withdrawal of its Form S-1 Registration
Statement (File No. 333-115094), together with all amendments thereof and exhibits thereto (the
"Registration Statement"). The withdrawal is requested based on the Staff’s communications and recommendation to the Registrant that it withdraw such document. As required under Rule
477(c), the Registrant confirms that no securities were issued or sold in connection with the proposed offering.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

If you have any questions, please contact me.

Very truly yours, POWERCOLD CORPORATION

By: /s/ Francis L. Simola Francis L. Simola, President

P.O. Box 1239 115 Canfield Road * La Vernia, Texas 78121 – Tel: 830 779-5213 * Fax: 830 253-8181 www.powercold.com * pwcl@powercold.com